02015759

Tractebel Energia

Rua Antônio Dib Mussi 366 - CEP 88015-110 CENTRO FLORIANÓPOLIS - SC

Florianópolis, February 28th, 2002. CE DF-0013/2002

United States Securities and Exchange Commission
Washington, DC
20549 - USA

Re.: ADRs - File 82-4760

SUPPL MAR 07 2002

Dear Sirs,

Please find enclosed the translation of the minutes of the 11th Extraordinary General Meeting of GERASUL, that took place on February 22, 2002, and the translation of the Relevant Fact, that was published on February 25, 2002.

Sincerely,

Marc Verstraete
Financial and Investor Relations Director

SUEZ

PROCESSED
MAR 29 2002
THOMSON
FINANCIAL

cc.:

dlw 3/14

GERASUL CENTRAIS GERADORAS DO SUL DO BRASIL S.A.

CNPJ 02.474.103/0001-19

MINUTE FROM THE 11th (ELEVENTH) EXTRAORDINARY SHAREHOLDERS MEETING OF CENTRAIS GERADORAS DO SUL DO BRASIL S.A. - GERASUL

On February 22nd, 2002, at 2:00 p.m., at the Company's Headquarters, located at Rua Antônio Dib Mussi no. 366, Centro, Florianópolis, capital of Santa Catarina state, the shareholders of Centrais Geradoras do Sul do Brasil S.A. - GERASUL came together, representing more than 2/3 (two third parts) from the preferred stock capital, according to registers and signatures constant of "Shareholders Presence Book", in order to deliberate about the subjects constant of Agenda. At meeting opening, according to the article 12 of Bylaws, Mr. Maurício Stolle Bähr, Board of Directors Chairman, whose is in charge to run the meeting, proposed and it was accepted the indication of Mr. José Moacir Schmidt, as Secretary. Beginning the meeting, the Chairman thanked the shareholders presence and, in the continuation, informed that the Minute will be drawn up as a facts summary, according to the Article no. 130, § 1st, from Law no. 6,404/76 terms, and that the present Meeting was convoked by edital published at the following Newspapers "Valor Econômico", editions from February, 7th, 8th and 13th, 2002; "Diário Catarinense", editions from February, 7th, 8th and 9th, 2002; and "Diário Oficial do Estado de Santa Catarina", editions from February, 7th, 8th and 13th, 2002. He asked me to read them and I did it, as follows: "*CENTRAIS GERADORAS DO SUL DO BRASIL S.A – GERASUL, Rua Antônio Dib Mussi, 366 - CEP 88015-110 – Centro – Florianópolis – SC - CNPJ/MF - 02.474.103/0001-19 – EXTRAORDINARY SHAREHOLDERS MEETING – CONVOCATION - According to the legal disposals and Bylaws, the Shareholders of Centrais Geradoras do Sul do Brasil S.A. – GERASUL are convoked for the Extraordinary Shareholders Meeting that will take place on February 22nd, 2002, at 2:00 p.m., at the Company's Headquarters, located at Rua Antônio Dib Mussi, 366, Centro, Florianópolis, capital of Santa Catarina state, with the following Agenda: 1.1 Change on the 1st article and the article 33 of Company's Bylaws, relative for the changes on Company denomination and on Energy Trading and Business Director – DN competence; 1.2 Authorize the Directory to celebrate a 3 (three) years-term Service Agreement for an annual amount up to EUR 1,500,000.00 (one million and five hundred thousand Euro), with the company Tractebel S.A.; 1.3 Ratify the deliberations taken on the 10th (tenth) Company's Extraordinary Shareholders Meeting. The Shareholders shall prove their shareholders condition until 72 (seventy two) hours before the Extraordinary Shareholders Meeting, through deposit of documents that prove their ownership of GERASUL shares, to be delivered at the Company's Headquarters, during the business hours, according to the applicable legislation and the Article 13 of the Company's Bylaws. Florianópolis, February 5th, 2002, Maurício Stolle Bähr, Board of Directors Chairman*". **Next, the Chairman put into discussion the first item of Agenda:** 1.1 Proposition for changing the 1st article and the article 33 of Company's Bylaws, relating to changes on the Company name and on the Energy Trading and Business Director – DN competence, with the following redaction: *"1st Article - TRACTEBEL ENERGIA S.A. is a stock company that rules itself by present Bylaws, by the Stock Companies Law and by the other applicable Laws and Rules". "Article 33 – It is entitled to the Energy Trading and Business Director: I – perform the energy trading for the short, medium and long run; II - perform the planning and production plan; III – develop new markets and clients and define products to be traded; IV – develop new investments in co-generation and*

give support at new business development; V – develop and implant the concept of TIS - Tractebel Industrial Solutions; VI – Represent the Company for the development and implantation of integrated industrial solution according to the concept of SIS - Suez Industrial Solutions; VII – coordinate the Energy Trade Planning Committee activities which, ordinarily, shall meet fortnightly". The Chairman has informed to the shareholders that the change of the Company's name will imply in no other change, keeping the same address, CNPJ/MF number, state inscription, accounts and other data, included the data of its offices located on the following addresses: **(i)** Av. Paulo Santos Mello, s/n°, Centro, Capivari de Baixo/SC, CEP 88745-100, NIRE no. 42900475590, CNPJ no. 02.474.103/0002-08; **(ii)** Av. Tancredo Neves, 98, Centro, Itá/SC, CEP 89760-000, NIRE no. 42900475603, CNPJ no. 02.474.103/0003-80; **(iii)** Linha São Paulo, Piratuba/SC, CEP 89667-000, NIRE no. 42900475611, CNPJ no. 02.474.103/0004-61; **(iv)** Rodovia BR 158, km 42, Saudade do Iguaçu/PR, CEP 85568-000, NIRE no. 41900605395, CNPJ no. 02.474.103/0006-23; **(v)** Rodovia PR 473, km 33, Quedas do Iguaçu/PR, CEP 85460-000, NIRE no. 41900605409, CNPJ no. 02.474.103/0009-76; **(vi)** Entre Rios do Sul/RS, CEP - 99645-000, NIRE no. 43900709486, CNPJ no. 02.474.103/0008-95; **(vii)** Rodovia RS-401, Km 27, Bairro Granja Carola, Charqueadas/RS, CEP 96745-000, NIRE no. 43900709494, CNPJ no. 02.474.103/0010-00; **(viii)** Rua Geólogo White, s/no. Centro, Charqueadas/RS, CEP 96745-000, NIRE no. 43900709508, CNPJ no. 02.474.103/0005-42; **(ix)** Rua João Galant, s/no. Bairro Ibirapuitã, Alegrete/RS, CEP 97546-330, NIRE no. 43900709516, CNPJ no. 02.474.103/0007-04; **(x)** Volta do Uva, Aratiba/RS, CEP 99770-000, NIRE no. 43900816223, CNPJ no. 02.474.103/0012-71; **(xi)** Rodovia BR 060, s/no., Estrada Vicinal, Distrito Imbirussu, Campo Grande/MS, CEP 79115-540, NIRE no. 54900172619, CNPJ no. 02.474.103/0011-90; **(xii)** Alameda Santos, 905, Conj. 41 e 42, Ed. Santos Dumont, 4° Andar, Cerqueira Cesar, São Paulo/SP, CEP 01419-001, NIRE no. 35902403639, CNPJ no. 02.474.103/0013-52; **(xiii)** UHE - CANA BRAVA, s/n, Zona Rural, Bairro Cana Brava, Cavalcante/GO, CEP 73790-000, NIRE no. 52900404321, CNPJ no. 02.474.103/0014-33. The proposal was voted and approved by unanimity. As consequence of such changes, the Company's Bylaws consolidation was approved, which new redaction is as following: ***"CHAPTER I – From Denomination, Organization, Headquarters, Validity and Object – 1st Article** - TRACTEBEL ENERGIA S.A. is a stock company that rules itself by present Bylaws, by the Stock Companies Law and by other applicable Laws and Rules". **2nd Article** – The Company has Headquarters and forum at Florianópolis, Santa Catarina state, at Rua Antônio Dib Mussi, 366, Centro, being able to create subsidiaries, branches, agencies and offices, in the Country and abroad. **3rd Article** - The Company has indeterminate validity. **4th Article** – The Company has as object: I – perform studies, projects, construction and operation of electric energy power plants, as well celebrating trade acts decurrent from its activities; II – take part in energetic sector interest researches, linked to electric energy generation and distribution, as well in multiple purpose reservoir use studies; III – contribute for technical personnel formation, necessary to the electric energy sector, as well to the qualified workers preparing, through special courses; IV – participate on entities destined to interconnected electric systems operational co-ordination; V – take part in associations or organizations with technical, scientific and entrepreneur character in regional, national or international ambit, for the electric energy sector concern; VI – contribute for environment preservation during its activities; VII – collaborate with the programs related to the promotion and incentive for national industry of material and equipment destined to the electric sector, as well for its technical normalization, standardizing and quality control; and VIII - participate, as partner, quotaholder or shareholder, from other societies into the electric sector. **CHAPTER II – From the Capital and Shares – 5th Article** - The Company's subscribed Capital Stock is R$ 2,445,766,091.90 (two billion, four hundred forty five million, seven hundred sixty six thousand, ninety one Reais and ninety cents) divided in 464,052,075,236 (four hundred sixty four billion,*

fifty two million, seventy five thousand and two hundred thirty six) nominal common shares, 75,069,876 (seventy five million, sixty nine thousand and eight hundred seventy six) A class nominal preferred shares and 188,615,048,399 (one hundred eighty eight billion, six hundred fifteen million, forty eight thousand and three hundred ninety nine) B class nominal preferred shares, all without face value. § 1st. – The Company is able to issue preferred shares until the limit of 2/3 (two third parts) of Capital Stock, without observing proportion with the others, which will compete in the same conditions with the common shares. § 2nd – The nominal common shares, with right to vote, and nominal preferred shares, without right to vote, may be kept in deposit accounts in name of the respective owners, under the writ regimen, without certificates issue, in financial institution designated by the Board of Directors. § 3rd Whenever the share ownership transference takes place, the depositary financial institution can charge, from the alienator shareholder, the cost concerning to the service of such transference, observing the maximum amount fixed by the Stock Exchange Commission. § 4th – The nominal preferred shares can not be converted in common shares and will have priority on the capital reimbursement and dividends distribution. § 5th – The A class nominal preferred shares will have priority on dividends distribution not inferior than 2% (two per cent) from the investment remuneration legal fee of electric energy companies, and these dividends will be calculated on own capital for these kind and class of shares, to be divided proportionally among them. § 6th – The B class nominal preferred shares will have priority on dividends distribution of 6% (six per cent) per year, on own capital for these kind and class of shares, and these dividends will be divided proportionally among them. § 7th – The nominal preferred shares will participate, in the same conditions with the nominal common shares on dividends distribution, after being assured the lesser of minimum foreseen dividend at previous §§ for the common shares. 6th ***Article*** *– The Company is able to issue simple debentures or share convertible debentures.* ***Unique Paragraph*** *– The share convertible debentures paying in will obey the rules established by the Shareholders Meeting, which may delegate for the Board of Directors the titles condition settlement or up-dating. 7th* ***Article*** *– The Company's capital increase will be performed through public or private shares subscription, by debentures conversion or reserves incorporation, capitalizing the resources through the modalities accepted by law, and the shares paying in will obey the rules and conditions established by its Board of Directors.* ***Unique Paragraph*** *– The shareholder who will not do the payment according to the rules and conditions referred on this Article, will be considered in delay and monetary up-dating, 12% (eleven per cent) p.a. interest and 10% (ten per cent) fine will be applied on the expired installment amount. 8th* ***Article*** *– The Company is authorized, by Board of Directors deliberation, independently of Bylaws reform, increase its Stock Capital until the limit of R$ 4,500,000,000.00 (four billion and five hundred million Reais). § 1st – Besides the other condition referring to the new shares issue conditions, the Board of Directors shall determine the issue price and the pay in term of subscribed shares. § 2nd – The capital increases may be done without the need of keeping proportion between preferred and common shares, observing the disposal on the § 1st from the 5th Article. § 3rd – The Board of Directors may approve new shares issue without preference right for the ancient shareholders, if the placement is performed through sale in stock market, public subscription or barter by shares in control acquisition public offer. 9th* ***Article*** *– The Company may issue unique or multiple share titles. The aggregation or split-off will be done after shareholder solicitation and the titles substitution expenses will be in its charge.* ***Unique Paragraph*** *– The services of shares conversion, transference and split-off can be transitorily suspended, observing the rules and limitations established by the current legislation.* ***CHAPTER III – From the Shareholders Meeting - Article 10*** *– The Ordinary Shareholders Meeting will take place into the 4 (four) first months after the fiscal year end, in day and hour previously established, for: I – take the accounts from the managers, exam, discuss and vote the financial statement; II – deliberate about the Net Profit destination and the dividends distribution; and III – elect the Fiscal Council*

members and, whenever is necessary, the Board of Directors members. ***Article 11*** *– The Shareholders Meeting will come together, extraordinarily whenever is necessary, observing in its convoking, installation and deliberations, the legal and Bylaws prescriptions.* ***Article 12*** *– The board which will conduct the Shareholders Meeting works will be constituted by the Board of Directors Chairman or, in his absence or impediment, for whom the assembly chose, and by a Secretary, chosen among the presents.* ***Article 13*** *– The Convocation may regulate the shareholder presence at Shareholders Meeting to the law foreseen requests fulfillment, and it shall present a document that proves its shareholder position. The documents deposit may be claimed with 72 (seventy two) hours before the Shareholders Meeting date.* ***CHAPTER IV – From Management - Article 14*** *– The Company will be managed by a Board of Directors and by a Directory.* ***Article 15*** *– The Shareholders Meeting will establish the managers remuneration. If the remuneration is established as an amount, the Board of Directors shall deliberate on its ratio among its members and Directors.* ***CHAPTER V – From the Board of Directors - Article 16*** *– The Board of Directors will be composed up to 7 (seven) members, being one of them the Chairman and other the Vice-Chairman, chosen by the shareholders, in charge for 3 (three) years long, with re-election allowed.* ***§ 1st*** *– One of the Board of Directors member will be indicated by the Company's employees and elected on shareholders agreement terms, among them the controller shareholder.* ***§ 2nd*** *– Occurring the vacancy at the Board of Directors, the shareholders shall be convoked, by the law, for electing a substitute in a Shareholders Meeting.* ***Article 17*** *– The Board of Directors will come together, ordinarily, each bimester and, extraordinarily, whenever the Company's interest claims, through convocation under this Bylaws way.* ***Article 18*** *– The Board of Directors meetings will be convoked by its Chairman or by members which represents at least 1/3 (one third part) of its members, being dispensed the convocation at the hypothesis of the complete members presence. The Board of Directors will deliberate under majority of votes, being its Chairman duty, in case of equality, the quality vote.* ***Article 19*** *– The Board of Directors will have the following attributions: I – settle the Company's business general orientation; II – elect and destitute the Directors and settle their attributions, observing the disposal on this Bylaws; III – fiscalize the Directors' management; IV – establish limits and competence for the Company representing by procurators; V – convoke the Shareholders Meeting; VI – manifest itself on Management Report and Directory accounts; VII – approve the Company's annual budget amount; VIII – approve the agreements and obligations assumption up to R$ 10,000,000,00 (ten million Reais); IX – purpose to the Shareholders Meeting the debentures issue; X – deliberate on debentures negotiation condition, by Shareholders Meeting delegation, up to the authorized limit; XI – approve the concession of warranty or aval for others; XII – approve the alienation or burdening the Company's permanent assets goods up to R$ 10,000,000.00 (ten million Reais); XIII – deliberate on the Company's shares acquisition and alienation establishing their prices and conditions; XIV – deliberate on the new shares issue, the issue price and the other condition of such issue, observing this Bylaws terms; XV – deliberate, on the semestral financial statements elaboration or in smaller periods and the intermediary dividends distribution or its accountancy on accumulated profits account or on profits reserve accounts, as well the credit or payment of interest on own capital, in the cases foreseen in this Bylaws. XVI – deliberate on commercial promissory notes issue (commercial papers), as well subscription bonds issue; XVII – chose and destitute the independent auditor; XVIII – approve the Company's Internal Regiment; and XIX – deliberate on omission cases in the Bylaws.* ***Article 20*** *– In the Chairman absences or impediments, he will be replaced by the Vice-Chairman.* ***CHAPTER VI – From Directory - Article 21*** *– The Company's Directory will be composed up to 7 (seven) members, being one of them the Chairman, elected by the Board of Directors, with 3 (three) years long mandate, with re-election allowed.* ***Article 22*** *– The Directory will come together ordinarily at least once in a month and extraordinarily, always the Company's interest claims, through this*

Bylaws terms convocation. ***Article 23*** *– The Directory's meetings will be convoked by its Chairman or by 2 (two) Directors, being dispensed the convocation on hypothesis of all members presence. The Directory will deliberate under majority of votes, being its Chairman duty, in case of equality, the quality vote.* ***Article 24*** *- Compete to the Directory the Company's general direction and representation, observing this Bylaws and the guidelines and attributions settled by the Board of Directors.* ***Unique Paragraph*** *– Under its function execution are Directory's duties: I – elaborate the financial information and the management report, whenever is necessary; II – elaborate the Company's Internal Regiment and submit it to the Board of Directors approval; III – elaborate the Company's annual budget; and IV – approve any revision of the annual approved budget, observed the global amount approved by the Board of Directors.* ***Article 25*** *– In case of temporary impediment, license or vacation of any Director, the Directory will indicate one Director to accumulate its functions.* ***Article 26*** *– In case of vacancy, the Directory will designate one Director to accumulate the functions of the vacant post, up to the Board of Director first meeting, when the vacant post will be filled, for the remaining period of the substituted Director.* ***Article 27*** *– The Company will be obliged for the conjunct signatures of two Directors, observed, although, the determination of following §§.* ***§ 1st*** *– The Directors will be able to name attorney to represent the Company, always acting jointly with one Director or other attorney with plenty of power or, further, acting singly.* ***§ 2nd*** *- The Company's procuration shall be approved by 2 (two) Directors and shall specify the power granted and the mandate term, excepted the procuration to represent the Company at administrative and judicial processes which may have undetermined term.* ***CHAPTER VII – From Directors attribution*** *-* ***Article 28*** *– It is entitled to the Chairman: I – superintend the Company's business and formulate its policies and strategies; II – keep internal audit system; and III – preside the Directory meetings.* ***Article 29*** *- It is entitled to the Administrative Director: I – formulate general administrative procedures and policies for documentation, supply, general services, administrative support, transport and information technology management; II – promote actions concerning the entrepreneurial communication and public relations; and III – formulate the Company's Human Resources policies.* ***Article 30*** *- It is entitled to the Financial and Investor Relationship Director: I – promote the Company's financial and accounting management; and II – co-ordinate the relations with financial and stock markets, rendering information to the Stock Exchange Commission – CVM, Stock Exchange, shareholders and investors, as required by the apposable legislation.* ***Article 31*** *– It is entitled to the Control and Risk Analysis Director: I – elaborate the Strategic Plan and prepare and follow the Company's budget; and II – implant Company's security and risk management policies.* ***Article 32*** *– It is entitled to the Energy Production Director: I – promote the operation and maintenance of Company's production assets.* ***Article 33*** *- It is entitled to the Energy Trading and Business Director: I – perform the energy trading for the short, medium and long run; II - perform the planning and production plan; III – develop new markets and clients and define products to be traded; IV – develop new investments in co-generation and give support at new business development; V – develop and implant the concept of TIS - Tractebel Industrial Solutions; VI – Represent the Company for the development and implantation of integrated industrial solution according to the concept of SIS - Suez Industrial Solutions; VII – Coordinate the Energy Trade Planning Committee activities which, ordinarily, shall meet fortnightly.* ***Article 34*** *– It is entitled to the Project Implantation Director: I – conduct the physical implementation of new undertakes, including construction, urbanism and infra-structure; and II – conduct the licensing and commissioning of the new undertakes.* ***CHAPTER VIII – From Strategic Committee*** *-* ***Article 35*** *– The Company may have a strategic committee, which will be an administration consulting instrument, with functions to opine and advise the Board of Directors and Directory on matters in which it is submitted. The Strategic Committee will be formed up to 7 (seven) members, shareholders or not, living in the Country or not, being able to be administrators, elected by the Board of Directors, which will set the remuneration of its members, and its functioning will be ruled by the Company's Internal Regiment.* ***CHAPTER IX – From Fiscal Board*** *-* ***Article 36*** *– The Fiscal Board will not have permanent functioning, installing just when requested by shareholders, in the form of the law, being constituted up to 5 (five) effective members and same proxy number, with 1 (one) year mandate. The Shareholders Meeting which comes to elect the Fiscal Board, will also set the respective remuneration, observed the legal minimum amount.* ***CHAPTER X – From Fiscal Year and Financial Statements*** *-* ***Article 37*** *– The*

fiscal year will end on December 31st of each year and will obey, concerning the financial statements, the legal applicable dispositions. § 1st - The dividends distribution not inferior to 25% (twenty five percent) from the net profit will be obliged for each fiscal year, adjusted at law terms, observed the foreseen dispositions at 5th Article concerning the dividends of preferred shares, the whole fiscal year results destination shall be submitted to the Shareholders Meeting deliberation. § 2nd – The Company may rise financial statements on June 30th of each year, and the Board of Directors may declare dividends based on the same. § 3rd – The Company may elaborate financial statements and distribute dividends in shorter periods, since the total of paid dividends on each semester of fiscal year do not exceed the amount of the capital reserve which treats the §1st of the article 182 of the Law 6,404, from December 15th, of 1976. § 4th – The Board of Directors may declare intermediary dividends, to the accumulated profit account or profits reserves existing at the last annual or semi-annual balance. § 5th – The Company, by means of Board of Directors deliberation, may credit or pay remunerative interest over own capital to the shareholders, observing, for this purpose, the applicable legislation. The amount paid or credited by the Company in the quality of interests over own capital may be imputed, in terms of applicable legislation, by the obligatory dividends values, including the preferred shares dividends. ***Article 38*** *– The action to plead the dividends prescribes in 3 (three) years, in which, not claimed opportunely, will be reverted in benefit of the Company.* ***CHAPTER XI – From General Disposition - Article 39*** *– The participation on profits or results, disentailed from remuneration, may be paid to the employees, after manifestation of the Ordinary Shareholders Meeting, in consonance with the pertinent legislation";* **1.2** *By proposal of shareholders BNDESPAR e LAIF II LTDA, it was decided by majority, the other present shareholders abstained from voting not to deliberate over the subject of this item on this Meeting, and it was also decided that it will be included for deliberation on the Agenda of the coming Shareholders Meeting;* ***1.3*** *It was ratified, by majority, with the abstention of the shareholders* PREMIUM INSTITUCIONAL IBX FIA, FMIA CL BBA CAP GEMINI, BBA ICATU TAURUS FIA, BBA ICATU IBX PRIVATE FIA, BBA ICATU IBOVESPA PRIVATE FIA, BBA ICATU IBX INSTITUCIONAL FIA, BBA ICATU INVESTPREV FIA, BBA ICATU IBOVESPA INSTITUCIONAL FIA, BBA ICATU AQUARIUS FIA, AMAZONAS FUNDO DE INVESTIMENTO EM AÇÕES, PREVID EXXON SOC. PREVIDÊNCIA PRIVADA, FUNDAÇÃO ASS. E PREV. DA EXT RURAL RGS-FAPERS, ICATU HARTFORD FUNDO DE PENSÃO, BBA ICATU SLABS IBX FIA, PGBL ICATU HARTFORD COMPOSTO 20 B FIF-EXCLUSIVO, PGBL ICATU HARTFORD COMPOSTO 20 C FIF-EXCLUSIVO, PGBL ICATU HARTFORD COMPOSTO 49 C FIF-EXCLUSIVO, PGBL ICATU HARTFORD COMPOSTO 49 B FIF-EXCLUSIVO, PGBL ICATU HARTFORD COMPOSTO 10 C FIF-EXCLUSIVO, PGBL ICATU HARTFORD COMPOSTO 10 B FIF-EXCLUSIVO, PGBL UBS COMPOSTO I FUNDO DE INVESTIMENTO FINA, BBA ICATU FESC FIA, BBA ICATU FEF FIA, *the deliberation taken in the 10th (tenth) Extraordinary Shareholders Meeting of the Company, realized on December 12th of 2001. Put the words on disposal to the present shareholders, there was no manifestation, which occasioned Chairman to thank everybody's presence and conclude the work of the present Shareholders Meeting, asking to be drawn up the present Minutes, which, after being read and thought accordingly, it was signed by Chairman and present shareholders, which represent more than 2/3 of the voting capital of the Company, and by me, Secretary, extracting from it the necessary copies, destined to legal ends. Florianópolis, February 22nd, 2002.*

Maurício Stolle Bähr
Chairman

José Moacir Schmidt
Secretary

Shareholders:

TRACTEBEL SUL LTDA.

LAIF II LTDA

PREMIUM INSTITUCIONAL IBX FIA

FMIA CL BBA CAP GEMINI

BBA ICATU TAURUS FIA

BBA ICATU IBX PRIVATE FIA

BBA ICATU IBOVESPA PRIVATE FIA

BBA ICATU IBX INSTITUCIONAL FIA

BBA ICATU INVESTPREV FIA

BBA ICATU IBOVESPA INSTITUCIONAL FIA

BBA ICATU AQUARIUS FIA

AMAZONAS FUNDO DE INVEST EM AÇÕES

PREV EXXON SOC. PREV PRIV

FUND ASS. E PREV. DA EXT RURAL RGS-FAPERS

ICATU HARTFORD FUNDO DE PENSÃO

BBA ICATU SLABS IBX FIA

BBA ICATU FESC FIA

BBA ICATU FEF FIA

TEMPLETON LATIN AMÉRICA FUND

BNDES PARTICIPAÇÕES S.A.-BNDESPAR

PGBL ICATU HARTFORD COMPOSTO 20 B FIF-EXCLUSIVO

PGBL ICATU HARTFORD COMPOSTO 20 C FIF-EXCLUSIVO

PGBL ICATU HARTFORD COMPOSTO 49 C FIF-EXCLUSIVO

PGBL ICATU HARTFORD COMPOSTO 49 B FIF-EXCLUSIVO

PGBL ICATU HARTFORD COMPOSTO 10 C FIF-EXCLUSIVO

PGBL ICATU HARTFORD COMPOSTO 10 B FIF-EXCLUSIVO

PGBL UBS COMPOSTO I FUNDO DE INVESTIMENTO FINA

BANCO BBA CREDITANSTALT S.A.

CENTRAIS GERADORAS DO SUL DO BRASIL S.A. - GERASUL
Rua Antônio Dib Mussi, 366, Centro, Florianópolis, SC.

Tractebel

GERASUL

CNPJ/MF N° 02.474.103/0001-19 - NIRE N° 42300024384

RELEVANT FACT

CENTRAIS GERADORAS DO SUL DO BRASIL S. A. - GERASUL communicates to the shareholders and to the other participants of the market, that the Company's name was changed to TRACTEBEL ENERGIA S.A., by deliberation of the Extraordinary Shareholders Meeting which took place on February 22nd, 2002. The new denomination derives from the expansion of its activities in Brazil and from the shareholder consolidation policy, TRACTEBEL S.A., responsible for the Suez energy sector, a worldwide group that also is active in the water sector and waste treatment. Finally, it informs, that the referred change will imply in no other change, and that the Company will keep the same address, CNPJ/MF number, state registration, etc., including its regional offices.

Florianópolis, February 25th, 2002.
Financial and Investor Relationship Director